
August 17, 2023

Someit Sidhu, M.D.
Chief Executive Officer
Zura Bio Limited
4225 Executive Square, Suite 600
La Jolla, CA 92037

> **Re: Zura Bio Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 11, 2023**
> **File No. 333-272628**

Dear Someit Sidhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note from your revisions in response to prior comment 1 that you have added the resale of 3,782,000 Pre-Funded Warrants to the headings on the cover page. However, we continue to note that resale of the Pre-Funded Warrants do not appear to be otherwise included in your cover page and do not appear to be addressed in your disclosure throughout the filing such as under the "The Offering" section starting on page 14, the "Description of Securities" section starting on page 134, the "Plan of Distribution" section starting on page 141, and the "Selling Securityholders" starting on page 128. Please revise as appropriate.

2.   Please tell us where the 3,782,000 Class A Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants appears in your filing fee table.

Selling Securityholders, page 128

3.   Please tell us how the number of Class A ordinary shares indicated in the first bullet point reconciles to the number of Class A ordinary shares indicated on the cover page or revise as appropriate.

4.   We note that you indicate on page 130 that the total number of Class A ordinary shares being offered for resale by the selling security holders is 39,943,124. From your cover page, it appears that you are registering 46,843,120 Class A ordinary shares for resale. Please reconcile your disclosure.

5.   As noted above, there does not appear to be a selling securityholder table related to the resale of the 3,782,000 Pre-Funded Warrants. Please revise as appropriate.

    Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Giovanni Caruso, Esq.